FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]   Check if no longer
      subject to Section 16.
      Form 4 or Form 5 obliga-
      tions may continue.  See
      Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities
           Exchange Act of 1934, Section 17(a) of the
          Public Utility Holding Company Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

                    Samuel Davis
                    c/o Versus Technology, Inc.
                    2600 Miller Creek Road
                    Traverse City, Michigan 49684

2.   Issuer Name and Ticker or Trading Symbol

          Versus Technology, Inc. VSTI

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

          Not furnished

4.   Statement for Month/Year

           December 1997

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X] Director               [ ] 10% Owner

     [ ] Officer (give title    [ ] Other (Specify below)
                  below)



____________________________



     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7.
Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned at    Direct(D)
Indirect
                      2. Trans-     _________  ___________________  End of      or Indirect
Beneficial
1. Title of           Transaction                      (A) or       Month       (I)
Ownership
Security                 Date        Code V    Amount  (D)   Price  (Inst. 3&4) (Instr. 4)
(Instr. 4)
(Instr. 3)            (Mo./day/yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________
_________


Common Stock          12/01/97       P        30,000(1) A    1.031  251,875         D








/TABLE

              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)

9.

Number
                                               5. Number                7. Title
of
                                               of Deriv-   6. Date      and Amount
Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-
ative   ership
                                               urities     & Expiration lying Sec-
Secur-  Form of    11.
                                               Acquired    Date         urities (In-
ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./day/yr.)str. 3 & 4)   8.
Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price
cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of
Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv-
at End  or In-     ficial
Derivative    Price of   Date)                 4 and 5)   Date    Expir-       Number ative
of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security
Month   (Instr. )  ship
(Instr. 3)    Security   day/yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.
(Instr.  4)       (Instr.
                                                                                       5)
4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________
_______ _________ _______


Options      $1.031     12/29/97    J(2)     (2)       5/1/98   10/31/02 Common  100,000 (2)
 100,000 D

Explanation of Responses:


(1)  Shares issued in exchange for services as a director of the Issuer for the period
beginning May 10, 1997 and ending            April 23, 1998.
(2)  Award of options by the Issuer to the reporting person, a director of the Issuer.


                          SAMUEL DAVIS                 January 8, 1998
                          __________________________   ________________________
                          Samuel Davis
                          Signature of Reporting           Date
                          Person